SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Commission File No. 1-12502


                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K
            [ ] Form 10-Q  [ ] Form N-SAR

 For Period Ended December 31, 1999


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I  - REGISTRANT INFORMATION:

Full Name of Registrant:          Chartwell Re Corporation
                                  401(k) Profit Sharing Plan

Address of principal executive office (Street and number):  Four Stamford Plaza
City, state and zip code:                                   Stamford, CT 06902

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Chartwell Re Corporation 401(k) Profit Sharing Plan (the "Plan"), was terminated on October 27, 1999 in conjunction with the merger of the Plan's sponsor, Chartwell Re Corporation with and into Trenwick Group Inc. It was believed that the Form 11-K filing obligation of the Plan terminated concurrently with the termination of the Plan. Recently, following consultation with the Securities and Exchange Commission, it was determined that the Plan's Form 11-K filing obligation remained in existence. Accordingly, the independent accountants of the Plan have only recently received from the Plan the information necessary for them to complete the audit and issue their report on the Plan's financial statements. Since the Plan's independent accountants, Deloitte & Touche LLP, now have the necessary information, their audit and the issuance of their report on the Plan's financial statements are expected to be completed on or before July 13, 2000. Attached is a statement from Deloitte & Touche LLP concurring with this narrative description.


PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       John V. Del Col         (203)                   602-3074
          (Name)               (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ] Yes [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chartwell Re Corporation 401(k) Profit Sharing Plan has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

                                                      Chartwell Re Corporation
                                                      401(k) Profit Sharing Plan


                                                       By: /s/ John V. Del Col
                                                          ----------------------
                                                          John V. Del Col
Dated: June 29, 2000                                      Trustee

EXHIBIT A


June 29, 2000

Attachment to FORM 12b-25

Chartwell Re Corporation
401(k) Profit Sharing Plan
Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

We have read and agree with the comments in Part III Narrative of Form 12b-25 of the Chartwell Re Corporation 401(k) Profit Sharing Plan dated June 29, 2000.

Yours truly,

/s/ Deloitte & Touche LLP